AA
8-29-03



03051746

UF 8-29-03

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-02 (MM/DD/YY) AND ENDING 6-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORTON CLARKE BURNS FU & METCALF, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Pike Street, Suite 2250
(No. and Street)

Seattle (City) WA (State) 98101-4013 (Zip Code)

SEC MAIL PROCESSING RECEIVED AUG 26 2003 WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Metcalf (206) 676-6208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey M. Wilson, P.S.
(Name – *if individual, state last, first, middle name*)

15215 52nd Ave. S. #26 (Address) Tukwila (City) WA (State) 98188 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan Metcalf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Clarke Burns Fu & Metcalf, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public
State of Washington
NANCY ROSE LEE
MY COMMISSION EXPIRES
July 25, 2004

Nancy Rose Lee
Notary Public

Susan Metcalf
Signature

Treasurer/CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORTON CLARKE BURNS FU & METCALFE, INC.

FINANCIAL STATEMENTS

JUNE 30, 2003 and 2002



SEC MAIL
RECEIVED
AUG 2 6 2003
WASH. D.C.
PROCESSING
SECTION

TABLE OF CONTENTS

JEFFREY M. WILSON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
15215 52ND AVENUE SOUTH #26
TUKWILA, WASHINGTON 98188
(206) 282-2727
FAX (206) 285-1528

- Independent Auditor's Report -

The Board of Directors
Morton Clarke Burns Fu & Metcalf, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Morton Clarke Burns Fu & Metcalf, Inc. as of June 30, 2003 and 2002 and the related statement of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Morton Clarke Burns Fu & Metcalf, Inc. as of June 30, 2003 and 2002 and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.



Jeff M. Wilson, P.S.
Seattle, Washington
August 21, 2003

JEFFREY M. WILSON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
15215 52ND AVENUE SOUTH #26
TUKWILA, WASHINGTON 98188
(206) 282-2727
FAX (206) 285-1528

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a–5

The Managing Directors
Morton Clarke Burns Fu and Metcalf, Inc.

In planning and performing our audit of the financial statements of Morton Clarke Burns Fu and Metcalf, Inc. for the years ended June 30, 2003 and 2002 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Morton Clarke Fu Burns and Metcalf, Inc. that we consider relevant to the objectives stated in Rule 17a–5(g)(1) in making the periodic computations or aggregate indebtedness and net capital under Rule 17a–3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3–3.

The management of Morton Clarke Burns Fu and Metcalf, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above–mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Morton Clarke Burns Fu and Metcalf, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.



Jeffrey M. Wilson, P.S.
Certified Public Accountants
August 21, 2003

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash - Deposit (NASD)	$ 1,079	$ 2,211
Cash - Bank & Money Market	62,631	19,820
Accrued Interest Receivable	155,596	131,040
Inventory - Muni Bonds	9,898,002	7,692,671
Prepaid Expenses	46,941	56,340
Prepaid Income Tax	41,376	2,149
Management Fees Receivable	164,284	165,943
NASD - Warrants	3,300	3,300
Fixed Income Receivable	27,416	0
Total Current Assets	10,400,625	8,073,474
FIXED ASSETS		
Furniture	69,335	63,645
Telephone Equipment	26,922	26,347
Office and Computer Equipment	80,891	94,056
	177,148	184,048
Less accumulated depreciation	(169,020)	(178,519)
Fixed Assets - Net	8,128	5,529
OTHER ASSETS		
Rental Deposits	19,006	19,006
Organizational Costs	2,366	2,366
Less accumulated amortization	(2,366)	(2,366)
Total Other Assets	19,006	19,006
TOTAL ASSETS	$ 10,427,759	$ 8,098,009

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2003 and 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Payable - Fidelity	$ 8,322,961	$ 6,021,896
Commissions Payable	89,493	92,710
B & O Tax Payable	9,975	8,025
Total Current Liabilities	8,422,429	6,122,631
Total Liabilities	8,422,429	6,122,631
STOCKHOLDERS' EQUITY		
Capital stock $1 stated value per share, 931,915 shares issued and outstanding	931,915	919,000
Retained Earnings	1,073,415	1,056,378
Total Stockholders' Equity	2,005,330	1,975,378
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,427,759	$ 8,098,009

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
INCOME STATEMENT
For the years ending June 30, 2003 and 2002

	2003		2002	
	AMOUNT	Percent Of Gross Revenue	AMOUNT	Percent Of Gross Revenue
REVENUE				
Trading	$ 1,127,423	28.7%	$ 950,447	29.7%
Commissions	1,813,915	46.2%	1,255,019	39.2%
Interest Income	15,130	0.4%	182	0.0%
Managed Account Fees	628,140	16.0%	573,110	17.9%
Tax Exempt Interest Income	348,148	8.9%	390,086	12.2%
Miscellaneous Income	99,965	2.5%	107,279	3.4%
Gain on Sale of Assets	0	0.0%	1,500	0.0%
Unrealized Gains (Losses) - Trading Securities	(106,543)	-2.7%	(77,037)	-2.4%
Gross Revenue	3,926,178	100.0%	3,200,586	100.0%
OPERATING EXPENSES	3,918,969	99.8%	2,920,177	91.2%
Income Before Federal Income Tax	7,209	0.2%	280,409	8.8%
Federal Income Tax	6,142	0.2%	95,035	3.0%
Net Income	$ 1,067	0.0%	$ 185,374	5.8%

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF RETAINED EARNINGS
For the years ending June 30, 2003 and 2002

	2003	2002
Retained earnings, July 1, 2002 and 2001	$ 1,056,378	$ 823,604
Net income	1,067	185,374
Resale of Treasury Stock	15,970	47,400
Retained earnings, June 30, 2003 and 2002	$ 1,073,415	$ 1,056,378

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ending June 30, 2003 and 2002

	2003	2002
Stockholders' Equity, July 1, 2002 and 2001	$ 1,975,378	$ 1,692,604
Capital Stock Subscription	12,915	50,000
Net Income	1,067	185,374
Resale of Treasury Stock - Retained Earnings Portion	15,970	47,400
Stockholders' Equity, June 30, 2003 and 2002	$ 2,005,330	$ 1,975,378

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2003 and 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,067	$ 185,374
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation and amortization	17,395	27,618
Gain on sale of assets	0	(1,500)
Change in current assets and liabilities:		
(Increase) in accrued int. receivable	(24,556)	(9,275)
(Increase) in inventory - muni bonds	(2,205,331)	(1,732,999)
(Increase) in prepaid income tax	(39,227)	(2,149)
(Incr.) or decr. in prepaid expenses	9,399	(13,702)
(Increase) in fixed income receivable	(27,416)	0
(Incr.) or (decr.) in mgmt fees receivable	1,659	(37,886)
(Increase) in rental deposits	0	(15,969)
Decrease in account receivable - Fidelity	0	6,343
Increase in payable - Fidelity	2,301,065	1,507,252
Incr. or (decr.) in B & O tax payable	1,950	(127)
Incr. or (decr.) in fed. income tax payable	0	(26,309)
Increase or (decrease) in commissions payable	(3,217)	31,920
Total adjustments	31,721	(266,783)
Net cash provided (used) from operating activities	32,788	(81,409)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for purchase of equipment	(19,994)	(27,189)
Proceeds from sale of equipment	0	1,500
Net cash (used) in investing activities	(19,994)	(25,689)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from capital stock subscription	12,915	50,000
Proceeds from treasury stock subscription	15,970	47,400
Net cash provided from financing activities	28,885	97,400
Net increase (decrease) in cash and cash equivalents	41,679	(9,698)
Cash and cash equivalents at July 1, 2002 and 2001	22,031	31,729
Cash and cash equivalents at June 30, 2003 and 2002	$ 63,710	$ 22,031

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2003 and 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

DISCLOSURE OF ACCOUNTING POLICY :

For purposes of the statement of cash flows, the company considers the following to be cash equivalents, cash - deposit (NASD).

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 1: BUSINESS STRUCTURE

Morton Clarke Burns Fu & Metcalf, Inc. is a full service broker/dealer. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. Morton Clarke Burns Fu & Metcalf, Inc. clears all transactions through its correspondent National Financial Services Corporation (Fidelity). Therefore Morton Clarke Burns Fu & Metcalf, Inc. is exempt from Rule 15c3-3.

NOTE 2: BUSINESS FORMATION

Morton Clarke Burns Fu & Metcalf, Inc. was incorporated September 1, 1994 under the laws of the State of Washington. The company has a June 30 fiscal year end and is taxed as a C corporation. The company was licensed with the NASD and began active operations on January 11, 1995.

NOTE 3: MOVING EXPENSE

Morton Clarke Burns Fu & Metcalf, Inc. moved their corporate offices effective November 1, 2001. Moving expenses of $39,088 were incurred and are shown as an operating expense for the year ended June 30, 2002.

NOTE 4: SIGNIFICANT ACCOUNTING POLICIES

Morton Clarke Burns Fu & Metcalf, Inc. reports on the accrual method of accounting, therefore income and expense are reported when earned or incurred not when money is received or paid. All amounts at June 30, 2003 and 2002 are reported based on trade date, not settlement date accounting principles. Therefore any securities trades on June 30, 2003 and 2002 or prior are included in these financial statements even though the transaction settled after June 30, 2003 and 2002. Depreciation is recorded on the financial statements based on the same calculation that was used for federal income tax purposes. Any differences between tax depreciation and depreciation under generally accepted accounting principles are immaterial.

NOTE 5: INVENTORY - MUNI BONDS

All inventory is carried by National Financial Services Corporation (Fidelity) as of June 30, 2003 and 2002. Morton Clarke Burns Fu & Metcalf, Inc. has borrowed money against the inventory value with Fidelity. The payable to Fidelity at June 30, 2003 and 2002 was $8,322,961 and $6,021,896 respectively. The payable is secured by the value of the inventory.

The inventory value is the fair market value of the bonds on that date. The fair market value of the bonds was $9,898,002 and $7,692,671 as of June 30, 2003 and 2002 respectively. The difference between the cost and the fair market value is shown as unrealized gains or (losses) from trading securities on the income statement.

NOTE 6: FIXED ASSETS

All fixed assets are stated at cost and are depreciated under the Modified Accelerated Cost Recovery System. Furniture is depreciated over a seven year useful life while telephone, office, and computer equipment are depreciated over a five year useful life. In addition to regular depreciation, $12,239 and $23,859 of additional depreciation (election to expense) was claimed for the years ending June 30, 2003 and 2002 respectively.

NOTE 7: ORGANIZATION COSTS

Organizational costs consist primarily of legal fees incurred to set up the corporation. These costs are amortized over five years using the straight line method.

NOTE 8: LEASES AND LEASING ARRANGEMENTS

The following is a schedule of leases which Morton Clarke Burns Fu & Metcalf, Inc. has entered into as of June 30, 2003.

Item	Monthly Payment	Lease Term	Square Footage
Pike Street Office	$8,726.68	11-1-01 to 10-31-06	3001
Copy Machine	225.22	8-28-00 to 8-27-05	N/A

--- Continued on next page --------

The following is a schedule, by year, of future minimum lease payments.

Year ending	June 30, 2004	$ 107,423
	June 30, 2005	107,423
	June 30, 2006	105,171
	June 30, 2007	34,907
	June 30, 2008	0
Total Minimum Payments Required		$ 354,924

NOTE 9: PROFIT SHARING - 401K PLAN

Morton Clarke Burns Fu and Metcalf, Inc. has a company sponsored 401K retirement plan. The company made a 3% profit sharing contribution to the plan for the years ended June 30, 2003 and 2002. The contribution amounted to $80,018 and $58,323 for the years ended June 30, 2003 and 2002 respectively. In addition the company made matching contributions of $8,950 and $8,100 to the 401K plan for the years ended June 30, 2003 and 2002 respectively.

SUPPLEMENTAL MATERIAL

Our examination of the financial statements included in the preceding section of this report was directed to an expression of our opinion taken as a whole. The supplemental material presented in the following section of this report has been subjected to certain procedures applied in connection with our examination of the financial statements. This information, while not required, is in our opinion, fairly stated in all material respects when considered in relation to the financial statements taken as whole.



Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2003 and 2002

	2003		2002	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
Advertising and Promotion	$ 483	0.01%	$ 5,033	0.16%
Bloomberg Lease	87,734	2.23%	71,574	2.24%
Bond Agent Expense	0	0.00%	672	0.02%
Bond Agent Commissions	0	0.00%	2,761	0.09%
Bond Redemption Fees	1,679	0.04%	974	0.03%
Blue List Expenses	0	0.00%	641	0.02%
Business Taxes and Licenses	434	0.01%	204	0.01%
B & O Tax - Seattle	15,455	0.39%	14,112	0.44%
B & O Tax - Washington	55,925	1.42%	41,004	1.28%
Charitable Contributions	30,106	0.77%	31,340	0.98%
Clearing Fees	247,952	6.32%	208,413	6.51%
Compliance Expense	5,759	0.15%	2,353	0.07%
Computer Expense	24,440	0.62%	21,235	0.66%
Copier Lease	2,703	0.07%	3,670	0.11%
Customer Service Expense	13,682	0.35%	9,039	0.28%
Customer Write Off	5,826	0.15%	6,226	0.19%
Depreciation	17,395	0.44%	27,618	0.86%
Data Line	22,310	0.57%	18,001	0.56%
Data Process Expense	22,721	0.58%	12,621	0.39%
Employee Benefits	81,102	2.07%	77,009	2.41%
Fax Lease	0	0.00%	(69)	0.00%
Federal Express	1,343	0.03%	1,994	0.06%
Fees, Service and Regulatory	13,208	0.34%	10,931	0.34%
Insurance Expense	4,100	0.10%	3,235	0.10%
Interest Expense	122,663	3.12%	176,499	5.51%
Internet Expense	25,217	0.64%	28,298	0.88%
Meals and Entertainment	14,659	0.37%	11,750	0.37%
Miscellaneous Expense	1,395	0.04%	840	0.03%
Moving Expense	0	0.00%	39,088	1.22%
NASD Assessments/Fees	1,658	0.04%	1,678	0.05%
Office Supplies and Expense	48,966	1.25%	27,757	0.87%
Subscriptions and Periodicals	53,646	1.37%	48,096	1.50%
Payroll Service	2,216	0.06%	1,948	0.06%
Payroll Taxes	104,797	2.67%	84,959	2.65%
Postage & Other Freight	2,546	0.06%	2,684	0.08%
Professional Fees	14,275	0.36%	18,535	0.58%
Profit Sharing Expense	88,968	2.27%	66,423	2.08%
Quote Fees	42,460	1.08%	43,036	1.34%

--- Continued on next page --------

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2003 and 2002

---- Continued from previous page ----

	2003		2002	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
Rent Expense	$ 105,704	2.69%	$ 105,742	3.30%
Repairs & Maintenance	1,678	0.04%	0	0.00%
Salaries - Officers	1,069,305	27.24%	622,516	19.45%
Salaries - Commissions	1,364,612	34.76%	889,273	27.78%
Salary - Clerical	181,273	4.62%	154,702	4.83%
Telephone Expense	16,087	0.41%	15,324	0.48%
Training - Securities	1,019	0.03%	5,869	0.18%
Travel	1,468	0.04%	4,569	0.14%
TOTAL OPERATING EXPENSE	$ 3,918,969	99.82%	$ 2,920,177	91.24%

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT REGARDING AUDIT OF NET CAPITAL
June 30, 2003 and 2002

As part of our audit we verified the Schedule of Net Capital as prepared by Morton Clarke Burns Fu & Metcalf, Inc. We found no material differences between their schedule and our audited Schedule of Net Capital.



Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE BURNS FU & METCALF, INC.
SCHEDULE OF NET CAPITAL
For the years ending June 30, 2003 and 2002

	2003	2002
Total ownership equity from Statement of Financial Condition	$ 2,005,330	$ 1,975,378
Total ownership equity qualified for Net Capital	2,005,330	1,975,378
Add: Liabilities subordinated to claim of general creditors allocable in computation of Net Capital	0	0
Total capital and allowable subordinated liabilities	2,005,330	1,975,378
Deduct: Total nonallowable assets from Statement of Financial condition	(311,530)	(254,478)
Net Capital before haircuts on securities positions	1,693,800	1,720,900
Haircuts on securities		
Debt Securities	(470,651)	(323,678)
Other Securities	(621)	(29)
Total Haircuts	(471,272)	(323,707)
NET CAPITAL	$ 1,222,528	$ 1,397,193

Minimum net capital required for Morton Clarke Burns Fu & Metcalf, Inc. is $250,000 effective June 10, 1999. Therefore Morton Clarke Burns Fu & Metcalf, Inc. has excess net capital of $972,528 and $1,147,193 as of June 30, 2003 and 2002 respectively.

The accompanying notes are an integral part of these statements.